Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 25, 2011, relating to the consolidated financial statements of The Blackstone Group L.P. and subsidiaries (“Blackstone”), and the effectiveness of Blackstone’s internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of guidance issued by the Financial Accounting Standards Board related to variable interest entities), appearing in the Annual Report on Form 10-K of Blackstone for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

New York, New York

February 25, 2011